Exhibit 3.1

STATE OF DELAWARE

AUBURN NATIONAL BANCORPORATION, INC.

CERTIFICATE OF CORRECTION

Auburn National Bancorporation, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

1.	The name of the Corporation is “Auburn National Bancorporation, Inc.”

2.

That a Certificate of Amendment of Certificate of Incorporation (the “Certificate of Amendment”) was filed by the Secretary of State of Delaware on July 1, 2025 and that said Certificate of Amendment requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.	The inaccuracy or defect of said Certificate is:

The Certificate of Amendment containing the proposed amendment to the Corporation’s Certificate of Incorporation amending and restating Section 7.04 of the Certificate of Incorporation (the “Amendment”) was erroneously filed. Of the shares of Company common stock voted in person or by proxy, 96.65% voted in favor of approving the Amendment; however, such votes were less than the majority of the outstanding shares of Corporation’s common stock required by the Delaware General Corporation Law Section 242 for an amendment to a certificate of incorporation.

Accordingly, the Corporation’s Certificate of Amendment was ineffective and is withdrawn. Section 7.04 of the Corporation’s Certificate of Incorporation shall remain in effect unmodified by the proposed Amendment.

4.	Section 7.04 of the Certificate shall continue to read in its entirety as it was prior to the Certificate being filed, as set forth below:

7.04 A director shall not be held personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except this provision shall not eliminate liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) for unlawful payment or dividend or unlawful stock purchase or redemption under Delaware General Corporation Law, Section 174, or (iv) for any transaction from which the director derived an improper personal benefit.

Any repeal or modification of this Section 7.04 by the stockholders of the Corporation shall not adversely affect any right of protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification. If the Delaware General Corporation Law hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Delaware General Corporation Law. In the event that any of the provisions of this Section 7.04 (including any provision within a single sentence) are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, the remaining provisions are severable and shall remain enforceable to the fullest extent permitted by law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Correction to be executed as of July 7, 2025 by the undersigned duly authorized officer of the Corporation.

By:	/s/ David A. Hedges
Name: David A. Hedges
Title: President and Chief Executive Officer

2